UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 4

Under the Securities Exchange Act of 1934

AUTOCHINA INTERNATIONAL LIMITED
(Name of Issuer)

Ordinary Shares, $.001 par value per share
(Title of Class of Securities)

G06750106
(CUSIP Number)

c/o AutoChina International Limited
27/F Kai Yuan Tower, No. 5
East Main Street,
Shijiazhuang, Hebei
+86 311 8382 7688
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

1	NAME OF REPORTING PERSONS HONEST BEST INT’L LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,938,710
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,938,710
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.42%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Yong Hui Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,938,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,938,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.42%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G06750106	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of AutoChina International Limited, a Cayman Islands company (the “Issuer”). The address of the Issuer's principal executive office is 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

Item 2. Identity and Background.

(a), (f)            This Amendment No. 3 to Schedule 13D is filed by (i) Honest Best Int’l Ltd, a company organized under the jurisdiction of the British Virgin Islands (“Honest Best”); and (ii) Yong Hui Li, a citizen of Canada (collectively, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(c)	Honest Best is in the business of acting as an investment holding company. Yong Hui Li is the sole director and the sole executive officer of Honest Best. Yong Hui Li is the chairman and chief executive officer of the Issuer.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

On April 9, 2009 (the “Closing Date”), the Issuer consummated its acquisition of AutoChina Group Inc. (“AutoChina”), as a result of which Honest Best acquired 8,606,250 Ordinary Shares of the Issuer (the “Transaction”). Prior to the Closing Date, Honest Best owned 100% of the issued and outstanding equity shares of AutoChina.

On March 22, 2010, pursuant to the terms of a share exchange agreement, dated as of February 4, 2009, as amended (the “Share Exchange Agreement”), by and among Yong Hui Li, Yan Wang, Honest Best, AutoChina Group Inc., Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and AutoChina, AutoChina issued an earnout of 2,603,456 Ordinary Shares to Honest Best (the “2009 Earnout”).

On December 16, 2011, pursuant to the terms of the Share Exchange Agreement, AutoChina issued 3,923,153 Ordinary Shares to Honest Best (the “2010 Earnout”).

CUSIP No. G06750106	Page 5 of 7 Pages

Between October 10, 2014 and December 10, 2014 Honest Best acquired 183,511 Ordinary Shares for aggregate consideration of approximately $3,436,044 ($18.72 per share), the source of which was Honest Best’s working capital.

On December 1, 2014, Honest Best acquired an entity whose sole asset was 2,663,382 Ordinary Shares. Honest Best paid $1 and assumed $55,664,684 of liabilities in connection with the purchase of the entity. The aggregate price per share was $20.90 and the source of the funds was Honest Best’s working capital.

On January 28, 2015, Honest Best acquired an entity whose sole asset was 239,585 Ordinary Shares. Honest Best paid $1 and assumed $6,900,048 of liabilities in connection with the purchase of the entity. The aggregate price per share was $28.80 and the source of the funds was Honest Best’s working capital.

Yong Hui Li is the sole shareholder of Honest Best.

Item 4.  Purpose of Transaction.

The acquisition of the Ordinary Shares described above by the Reporting Persons was for investment purposes.

Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the Ordinary Shares beneficially owned by them or acquire additional Ordinary Shares in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Issuer.

The Reporting Persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Other than the Reporting Persons’ beneficial ownership of the Ordinary Shares, Yong Hui Li’s status as an officer and director of the Issuer and as described above, the Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Honest Best owns an aggregate of 18,938,710 Ordinary Shares, representing approximately 80.42% of the total issued and outstanding Ordinary Shares, based on 23,549,644 Ordinary Shares outstanding as of September 30, 2014. Yong Hui Li shares beneficial ownership of the securities through his being the sole officer, director and shareholder of Honest Best.

CUSIP No. G06750106	Page 6 of 7 Pages

(b) Except as described in Item 5(a) above, none of the Reporting Persons share voting or dispositive power over any Ordinary Shares. Through his share ownership interest in Honest Best, Yong Hui Li may also be deemed to be the beneficial owner of such Ordinary Shares.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer in the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the arrangements described under this Amendment No. 2 to Schedule 13D, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of May 20, 2009 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. (1)

2.	Share Exchange Agreement (2)

3.	Amendment No. 1 to the Share Exchange Agreement(3)

4.	Letter Agreement, dated February 16, 2011, by and between AutoChina International Limited and Honest Best Int’l Ltd.(4)

5.	Amendment No. 2 to the Share Exchange Agreement (5)

___________________

Notes:

(1) Incorporated by reference to the Schedule 13D, filed by the Reporting Persons with the SEC on May 21, 2009.

(2) Incorporated by reference to the Issuer’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009.

(3) Incorporated by reference to the Issuer’s Final Proxy Statement, filed with the SEC as Exhibit 10.1 to its Form 6-K dated March 25, 2009.

(4) Incorporated by reference to the Exhibit 10.1 to the Issuer’s Form 6-K filed with the SEC on February 16, 2011.

(5) Previously filed.

CUSIP No. G06750106	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015

HONEST BEST INT’L LTD.
By:	/s/ Yong Hui Li
	Name:	Yong Hui Li
	Title:	Sole Director

/s/ Yong Hui Li
Yong Hui Li